--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   ------------------------------------------

                                    FORM 11-K

                   ------------------------------------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           For the transition period from              to
                                         -------------   --------------

                   ------------------------------------------

                         Commission File Number: 1-14373

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                         INSIGNIA FINANCIAL GROUP, INC.
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

--------------------------------------------------------------------------------

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                                TABLE OF CONTENTS


                                                                                                        PAGE
Independent Auditors' Reports                                                                             1

Audited Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000                     3
     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001       4
     Notes to Financial Statements                                                                        5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                            9



INDEX OF EXHIBITS

Exhibit 23.1 - Consent of Independent Auditors

Exhibit 23.2 - Consent of Ernst & Young LLP, Independent Auditors



                          INDEPENDENT AUDITORS' REPORT



Advisory Committee
Insignia Financial Group, Inc.
   401(k) Retirement Savings Plan:


We have audited the accompanying statement of net assets available for benefits of Insignia Financial Group, Inc. 401(k) Retirement Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) at December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          /s/ KPMG LLP





New York, New York
June 27, 2002

                         REPORT OF INDEPENDENT AUDITORS



Advisory Committee
Insignia Financial Group, Inc.
   401(k) Retirement Savings Plan


We have audited the accompanying statement of net assets available for benefits of Insignia Financial Group, Inc. 401(k) Retirement Savings Plan as of December 31, 2000. The statement of net assets available for benefits is the responsibility of the Plan's management. Our responsibility is to express an opinion on this statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, in conformity with accounting principles generally accepted in the United States.



                                      /s/ ERNST & YOUNG LLP


Greenville, South Carolina
June 18, 2001

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000


                                                                               2001              2000
                                                                       ------------------------------------
ASSETS
Cash and cash equivalents                                                $      43,202     $     58,080
Investments, at fair value:
  Mutual funds                                                              46,124,737       42,754,778
  Collective trust funds                                                     5,727,156        3,890,188
  Common stock                                                               1,840,761        1,878,346
  Loans to participants                                                      1,719,344        1,559,382
                                                                       ------------------------------------
              Total investments at fair value                               55,411,998       50,082,694
                                                                       ------------------------------------
              Net assets available for benefits                          $  55,455,200     $ 50,140,774
                                                                       ====================================




See accompanying notes to financial statements.

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Additions to net assets attributed to:
   Investment income (loss):
      Net depreciation in fair value of investments                                       $  (4,460,446)
      Interest and dividends                                                                  1,597,373
                                                                                      --------------------
            Total investment loss                                                            (2,863,073)
                                                                                      --------------------

   Contributions:
      Employer                                                                                2,217,819
      Participants                                                                            8,299,445
      Rollover                                                                                1,600,449
                                                                                      --------------------
            Total contributions                                                              12,117,713
                                                                                      --------------------
            Total additions                                                                   9,254,640

Deductions from net assets attributed to:
   Participants' distribution and withdrawals                                                 3,777,695
   Administrative expenses                                                                      162,519
                                                                                      --------------------
            Total deductions                                                                  3,940,214
                                                                                      --------------------
            Net increase                                                                      5,314,426

Net assets available for benefits at beginning of year                                       50,140,774
                                                                                      --------------------
Net assets available for benefits at end of year                                          $  55,455,200
                                                                                      ====================






See accompanying notes to financial statements.

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2001

(1)    DESCRIPTION OF THE PLAN

       The following description of the Insignia Financial Group, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

       (a)    GENERAL

              Effective September 15, 1998, Insignia/ESG Holdings, Inc. established the Insignia/ESG Holdings, Inc. 401(k) Retirement Savings Plan for the benefit of its eligible employees. Effective November 2, 1998, Insignia/ESG Holdings, Inc. became Insignia Financial Group, Inc. (the Company) and the Plan's name was changed to Insignia Financial Group, Inc. 401(k) Retirement Savings Plan. The Plan is a defined contribution plan covering all employees who have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    CONTRIBUTIONS

              Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company, at the beginning of each Plan year, will determine the amount of any discretionary matching contributions to be made to the Plan during that year. The Company elected to make a contribution equal to 50% of a participant's contribution, up to a maximum of 6% of compensation that a participant contributes to the Plan, for the period from September 15, 1998 (inception of the Plan) to December 31, 2001. Additional amounts may be contributed at the option of the Company's board of directors.

       (c)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Plan's ordinary and necessary administrative expenses or employer contributions. Total forfeitures for the year ended December 31, 2001 were $131,685. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (d)    VESTING

              Participants are immediately vested in their contributions plus actual earnings thereon. A participant who is an employee on or after the effective date of the Plan shall become vested in the Company's matching contributions in 25% increments with 100% vesting occurring after the completion of four years of service.

       (e)    PARTICIPANT LOANS

              Participants may borrow from their fund accounts a minimum of $700 up to a maximum equal to the lesser of $50,000 or 50% of their vested account. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest based on the prime interest rate plus 1% as reported in The Wall Street Journal for the day on which the loan application is approved. Principal and interest is paid ratably through employee payroll deductions.

       (f)    PAYMENT OF BENEFITS

              Upon termination, death, disability, or retirement, a participant may receive a lump-sum amount or in monthly, quarterly, or annual installments over a fixed, reasonable period of time, not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and the named beneficiary. In either case, the participant may only receive the amount equal to the vested value of his or her account.

       (g)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       (h)    ADMINISTRATIVE EXPENSES

              Administrative expenses are paid by the Plan.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements have been prepared on the accrual basis of accounting.

       (b)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances which approximate fair value.

              Included in the investments of the Plan are shares of a unitized stock fund consisting of cash and shares of Apartment Investment and Management Company (AIMCO) common stock (Insignia Wasting
              Fund). The AIMCO common stock originated when the predecessor Plan Sponsor merged with AIMCO and the Plan Sponsor's stock was converted to AIMCO shares. No contributions are allowed into the Insignia Wasting Fund and the fund will eventually be dissolved.

              Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (d)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (e)    RISKS AND UNCERTAINTIES

              The Plan offers a number of investment options which include underlying investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

              The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Insignia Financial Group, Inc. Fund and Insignia Wasting Fund.

       (f)    RECLASSIFICATIONS

              Certain items in 2000 have been reclassified to conform with current year presentation.

(3)    INVESTMENTS

       During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:


                            Common stock                  $     (218,191)
                            Mutual funds                      (4,242,255)
                            Collective trust funds                    --
                                                             -------------
                                                          $   (4,460,446)
                                                             =============


       Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:



                                                                  DECEMBER 31
                                                   ------------------------------------------
                                                         2001                     2000
                                                   ----------------        ------------------
        Fidelity Puritan Fund                       $    6,455,539             5,989,385
        Fidelity Magellan Fund                           7,889,786             7,301,288
        Fidelity Contrafund                             11,153,779            12,257,709
        Fidelity Equity Income Fund                      8,449,213             8,255,874
        Fidelity Growth and Income Fund                  5,017,880             4,478,064
        Fidelity Managed Income Portfolio                5,727,156             3,890,188



(4)    INCOME TAX STATUS

       The Plan has received a determination letter from the Internal Revenue Service dated September 18, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(5)    TRANSACTIONS WITH PARTIES-IN-INTEREST

       Certain fees incurred during the year for legal, accounting, and other services were paid by the Company on behalf of the Plan.

                         INSIGNIA FINANCIAL GROUP, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                              Schedule H, Line 4i -

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                          (c) DESCRIPTION OF INVESTMENT,
                                                             INCLUDING MATURITY DATE,
             (b) IDENTITY OF ISSUE, BORROWER,                RATE OF INTEREST, PAR OR           (d) CURRENT
 (a)             LESSOR OR SIMILAR PARTY                          MATURITY VALUE                     VALUE
--------------------------------------------------------------------------------------------------------------------
       Mutual Funds:

  *       Fidelity Puritan Fund                           365,339 shares                        $     6,455,539
  *       Fidelity Magellan Fund                          75,703 shares                               7,889,786
  *       Fidelity Contrafund                             260,785 shares                             11,153,779
  *       Fidelity Equity Income Fund                     173,246 shares                              8,449,213
  *       Fidelity Growth and Income Fund                 134,240 shares                              5,017,880
  *       Fidelity Low Priced Stock Fund                  97,494 shares                               2,673,289
  *       Fidelity Diversified International Fund         93,851 shares                               1,790,684
  *       Fidelity U.S. Bond Index Fund                   249,497 shares                              2,694,567
                                                                                              ----------------------
                                                                                                     46,124,737
                                                                                              ----------------------
       Collective Trust Funds:

  *       Fidelity Managed Income Portfolio               5,727,156 shares                            5,727,156
                                                                                              ----------------------

       Common Stock:

  *       Insignia Wasting Fund                           93,227 shares                                 476,278
  *       Insignia Financial Group, Inc. Fund             296,474 shares                              1,364,483
                                                                                              ----------------------
                                                                                                      1,840,761
                                                                                              ----------------------

  *    Loans to participants                            Interest ranging from 6.5% and
                                                          9.7% and maturity dates from 2002
                                                          to 2009                                     1,719,344
                                                                                              ----------------------
                                                                                                $    55,411,998
                                                                                              ======================


* Indicates party-in-interest to the Plan.


See accompanying independent auditors' report.

                                   SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          INSIGNIA FINANCIAL GROUP, INC.
                                          401(k) RETIREMENT SAVINGS PLAN



                                          By: /s/ Adam B. Gilbert
                                             --------------------------------
                                             Name:  Adam B. Gilbert
                                             Title: Member of Benefits Committee
                                                    and Executive Vice President



Date:  June 28, 2002